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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2 )*
Lighting Science Group Corporation
(Name of Issuer)
Common Stock, par value $.001 per share
&
Series B Preferred Stock, par value $.001 per share
(Title of Class of Securities)
53224G103
(CUSIP Number)
Govi Rao
LED Holdings, LLC
11390 Sunrise Gold Circle #800
Rancho Cordova, CA 95742
(610) 745-9590
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 22, 2008
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	53224G103	Page	2	of	10

1	NAMES OF REPORTING PERSONS LED Holdings, LLC 26-0299414

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		20,666,856

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		20,666,856

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,666,856

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

65.7%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* Based on 22,075,669 shares of common stock outstanding as of March 28, 2008, plus 4,632,000 shares of common stock issued to Lighting Partner BV and 2,083,333 shares of common stock issued to LED Holdings, LLC on April 22, 2008.

CUSIP No.	53224G103	Page	3	of	10

1	NAMES OF REPORTING PERSONS PP IV (AIV) LED, LLC 26-0240524

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,666,856

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

20,666,856

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,666,856

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

65.7%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* Based on 22,075,669 shares of common stock outstanding as of March 28, 2008, plus 4,632,000 shares of common stock issued to Lighting Partner BV and 2,083,333 shares of common stock issued to LED Holdings, LLC on April 22, 2008.

CUSIP No.	53224G103	Page	4	of	10

1	NAMES OF REPORTING PERSONS PP IV LED, LLC 26-0196366

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,666,856

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

20,666,856

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,666,856

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

65.7%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* Based on 22,075,669 shares of common stock outstanding as of March 28, 2008, plus 4,632,000 shares of common stock issued to Lighting Partner BV and 2,083,333 shares of common stock issued to LED Holdings, LLC on April 22, 2008.

CUSIP No.	53224G103	Page	5	of	10

Please Add Additional Cover page with info Below:

1	NAMES OF REPORTING PERSONS Pegasus Partners IV, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		20,666,856

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		20,666,856

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,666,856

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

65.7%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* Based on 22,075,669 shares of common stock outstanding as of March 28, 2008, plus 4,632,000 shares of common stock issued to Lighting Partner BV and 2,083,333 shares of common stock issued to LED Holdings, LLC on April 22, 2008.

CUSIP No.	53224G103	Page	6	of	10

1	NAMES OF REPORTING PERSONS RICHARD KELSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,666,856

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

20,666,856

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,666,856

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

65.7%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Based on 22,075,669 shares of common stock outstanding as of March 28, 2008, plus 4,632,000 shares of common stock issued to Lighting Partner BV and 2,083,333 shares of common stock issued to LED Holdings, LLC on April 22, 2008.

CUSIP No.	53224G103	Page	7	of	10

1	NAMES OF REPORTING PERSONS LED EFFECTS, INC. 26-0299414

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,666,856

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

20,666,856

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,666,856

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

65.7%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* Based on 22,075,669 shares of common stock outstanding as of March 28, 2008, plus 4,632,000 shares of common stock issued to Lighting Partner BV and 2,083,333 shares of common stock issued to LED Holdings, LLC on April 22, 2008.

Amendment No. 2 to Schedule 13D
     This Amendment No. 2 relates to the Schedule 13D filed on behalf of LED Holdings, LLC (“LEDH”), PP IV (AIV) LED, LLC (“PPAIV”), PP IV LED, LLC (“PPLED”), Richard Kelson (“Mr. Kelson”) and LED Effects, Inc. (“LED”, together with PPAIV, PPLED, Mr. Kelson and PPIV (as defined below), the “LEDH Members”), with the Securities and Exchange Commission on October 15, 2007, as amended by Amendment No. 1 filed on April 11, 2008. Except as otherwise provided herein, this Amendment No. 2 amends and supplements the Schedule 13D with respect to the Common Stock and Series B Preferred Stock of Lighting Science Group Corporation (the “Issuer”) beneficially owned by LEDH and the LEDH Members (the “Reporting Persons”) filed on October 15, 2007, as amended by Amendment No. 1 filed on April 11, 2008. Except as specifically provided herein, this Amendment does not modify any of the disclosure previously reported in the initial Schedule 13D filed on October 15, 2007, as amended by Amendment No. 1 filed on April 11, 2008. Each capitalized term used but not defined herein has the meaning ascribed to such terms in the Schedule 13D.
Item 2. Identity and Background
Item 2 of this schedule is hereby supplemented as follows:
     The identity and background of the person filing this statement are as follows:
     Pegasus Partner IV, LP (“PPIV”) is a Delaware limited liability company, with its principal offices at 99 River Road, Cos Cob, CT 06807. PPIV is engaged in the business of private equity management.
     None of the Reporting Persons was, during the last five years, convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).
     None of the Reporting Persons was, during the last five years, a party of a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of funds or Other Consideration
On April 22, 2008, LEDH contributed $10,000,000 to the Issuer, pursuant to the option LEDH purchased, in exchange for 2,083,333 shares of common stock of the Issuer.
Item 4. Purpose of Transaction
     As previously reported, the Issuer executed a Certificate of Designation of Series B Preferred Stock (the “Certificate of Designation”). The Certificate of Designation fixes the designations, powers, preferences and rights of the shares of the Series B Preferred Stock, and the qualifications, limitations or restrictions thereon. Pursuant to the Certificate of Designation, until October 4, 2009, any holder of at least a majority of the Series B Preferred Stock shall have the right (the “Option”) to cause the Issuer to sell for cash to the holders of the Series B Preferred Stock, on a pro rata basis, up to an aggregate of $10,000,000 of Common Stock in one or more transactions at a 15% discount to the average closing price of the Common Stock for the thirty consecutive trading days immediately prior to (but not including) the date of such purchase or purchases. On April 22, 2008, pursuant to the Option LEDH purchased 2,083,333 shares of common stock to LEDH for a purchase price US$10,000,000. By agreement of the parties, the shares were priced at a discount of 5% from the average closing price of the Issuer’s common stock (as reported on the OTC Bulletin Board) for the thirty (30) consecutive trading days immediately prior to the sale.
     The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, the Reporting Persons may acquire additional shares of Common Stock or may determine to purchase, sell or otherwise dispose of all or some of the shares of Common Stock and/or Series B Preferred Stock of the Issuer in the open market, in privately negotiated transactions or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to its investment decision.
     Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
     The LEDH Members do not directly own any of the Common Stock or Series B Preferred Stock of the Issuer. The LEDH Members share voting and dispositive power over the shares of Common Stock and Series B Preferred Stock of the Issuer only as members of LEDH and by virtue of such status may be deemed to be the beneficial owner of the shares of Common Stock and Series B Preferred Stock of the Issuer held by LEDH. The LEDH Members disclaim beneficial ownership of the shares of Common Stock and Series B Preferred Stock held by LEDH, except to the extent of any pecuniary interest, and this statement shall not be deemed to be an admission that they are the beneficial owners of such securities. See Item 3 above for a discussion of the Issuer’s common stock that was purchased during the past sixty days.
Item 7. Material to be Filed as Exhibits
Exhibit Description
99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 1, 2008

LED HOLDINGS, LLC

By:	/s/ Govi Rao Name: Govi Rao
Title: President/CEO

PP IV (AIV) LED, LLC

BY:	Pegasus Partners IV (AIV), L.P.,
its sole member

BY:	Pegasus Investors IV, L.P.,
its general partner

BY:	Pegasus Investors IV GP, L.L.C.,
general partner

By:	/s/ Steven Wacaster Name: Steven Wacaster
Title: Vice President

PP IV LED, LLC

BY:	Pegasus Partners, IV, L.P.,
its sole member

BY:	Pegasus Investors IV, L.P.,
its general partner

BY:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Steven Wacaster Name: Steven Wacaster
Title: Vice President

PEGASUS PARTNERS IV, LP

By:	Pegasus Investors, IV GP, L.L.C.,
its general partner

By:	/s/ Steven Wacaster Name: Steven Wacaster
Title: Vice President

/s/ Richard Kelson

RICHARD KELSON

LED EFFECTS, INC.

By:	/s/ Kevin Furry Name: Kevin Furry
Title: President